220 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Phone: 905. 361. 3660
Fax: 905. 361. 3626
www.hydrogenics.com

August 30, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance

Re:           Hydrogenics Corporation
Registration Statement on Form F-3
Filed August 1, 2012 and amended August 27, 2012
File No. 333-182974

Dear Sir or Madam:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, Hydrogenics Corporation (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-3 to 10:00 a.m. (Washington D.C. time) on September 5, 2012, or as soon as practicable thereafter.

In addition, the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact our counsel, Mile T. Kurta of Torys LLP, by telephone at (212) 880-6363, fax at (212) 682-0200 or e-mail at mkurta@torys.com.

Very truly yours,

HYDROGENICS CORPORATION

By:  /s/ Jennifer Barber
Name: Jennifer Barber
Title:   Chief Financial Officer